March 12, 2019

Molly R. Benson
Vice President, Chief Securities, Governance & Compliance Officer
MPLX LP
200 E. Hardin Street
Findlay, Ohio 45840

       Re: MPLX LP
           Registration Statement on Form S-3
           Filed March 8, 2019
           File No. 333-230172

Dear Ms. Benson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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